October 5, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Eric McPhee

Senior Staff Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:                             CoreSite Realty Corporation

Form 10-K for the fiscal year ended December 31, 2015

Filed February 12, 2016

File No. 001-34877

Form 8-K

Filed July 28, 2016

File No. 001-34877

Dear Mr. McPhee:

CoreSite Realty Corporation (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 23, 2016, relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Current Report on Form 8-K filed July 28, 2016.  For convenience, the Staff’s comment is set forth herein, followed by our response.

Form 8-K filed July 28, 2016

Exhibit 99.1

1.                                      We note that in your quarterly earnings release you focus on non-GAAP financial measures such as “FFO per Share” and “FFO per diluted share and unit” more prominently than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). Please review this guidance when preparing your next earnings release.

Response:  In response to the Staff’s comment, the Company will review the Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10), and the Company will further incorporate the guidance set forth therein in its future filings and earnings releases by ensuring that the most directly comparable GAAP measure is given “equal or greater prominence” to any non-GAAP measure contained in such filing or earnings release.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-405-8303. Thank you again for your time and consideration.

Respectfully submitted,

CORESITE REALTY CORPORATION

By:	/s/ Jeffrey S. Finnin
Name: Jeffrey S. Finnin
Title: Chief Financial Officer

cc:                                Derek McCandless (CoreSite Realty Corporation)